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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                BEC Group, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                  05538A 10 7
              ----------------------------------------------------
                                 (CUSIP Number)


          Kane Kessler, P.C., 1350 Avenue of the Americas, 26th Floor,
                            New York, New York 10019
                 Attn: Robert L. Lawrence, Esq., (212) 541-6222
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 17, 1996
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement | |.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 05538A 10 7
- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Warren B. Kanders
- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      Not Applicable
- --------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               792,017
Beneficially            --------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------
    With          9     Sole Dispositive Power

                        792,017
                        --------------------
                  10    Shared Dispositive Power

                        0

                        --------------------

- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      792,017
- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      4.6%
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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     This Amendment No. 1 to Schedule 13D relates to the Schedule 13D, dated May
13, 1996 (the "Schedule 13D") filed by Warren B. Kanders in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of BEC Group, Inc., a Delaware corporation (the "Company"), that are deemed to be beneficially owned by Mr. Kanders. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Schedule 13D.

     This Amendment No. 1 to Schedule 13D amends the Schedule 13d by amending the disclosure contained in Item 5(a), (b), (c) and (e).

     Item 5. Interest in Securities of the Issuer

     (a) Mr. Kanders beneficially owns 792,017 shares of Common Stock of the Company, which constitutes 4.6% of the Company's outstanding shares of Common Stock.

     (b) Mr. Kanders has the sole power to vote and the sole power to dispose of the 792,017 shares of Common Stock of the Company that he beneficially owns.

     (c) Since the filing of the Schedule 13D, Mr. Kanders has engaged in the following transactions, all of which were effected through ordinary broker transactions on the New York Stock Exchange:

Date                 Transaction                    Price Per Share
- ----                 -----------                    ---------------

6/4/96            Sold 24,400 shares                     $6.0026

6/6/96            Sold 21,788 shares                     $5.875
6/6/96            Sold  1,000 shares                     $6.00
6/7/96            Sold 25,000 shares                     $5.875
6/7/96            Sold 25,000 shares                     $5.75
6/10/96           Sold 30,000 shares                     $6.00
6/12/96           Sold 25,000 shares                     $5.875
6/12/96           Sold 30,000 shares                     $5.766
6/13/96           Sold 10,000 shares                     $5.875
6/13/96           Sold 25,000 shares                     $5.75
6/13/96           Sold 15,000 shares                     $5.75
6/14/96           Sold 25,000 shares                     $5.75
6/14/96           Sold 25,000 shares                     $5.625
6/17/96           Sold 50,000 shares                     $5.625
6/17/96           Sold 29,900 shares                     $5.50


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     (e) On June 17, 1996, Mr. Kanders ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Company.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 20, 1996                        /s/ Warren B. Kanders
                                            ---------------------
                                            Warren B. Kanders